Computershare
510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

Date: 23/09/2010

To: All Canadian Securities Regulatory Authorities

Subject: RARE ELEMENT RESOURCES LTD

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	18-10-2010
Record Date for Voting (if applicable) :	18-10-2010
Beneficial Ownership Determination Date :	18-10-2010
Meeting Date :	01-12-2010
Meeting Location (if available) :	410-325 Howe Street

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	75381M102	CA75381M1023

Sincerely,

Computershare Trust Company of Canada / Computershare Investor Services Inc.

Agent for RARE ELEMENT RESOURCES LTD